RED METAL RESOURCES LTD. 1130 West Pender St, Unit 555 Vancouver, BC, V6E 4A4

Red Metal Completes LiDAR Analysis and Identifies New Exploration Targets

VANCOUVER, BC, APRIL 22, 2026 - RED METAL RESOURCES LTD. ("Red Metal" or the "Company") (CSE: RMES, OTCPINK: RMESF, FSE: I660) is pleased to announce that a detailed analysis and interpretation of recent LiDAR survey data has been completed at its 100%-owned Carrizal Copper-Gold-Cobalt Property ("Carrizal" or the "Property"), located in Chile's Atacama Region. Red Metal is also pleased to announce that a geophysical crew from Geophysical Studies Chile has mobilized to site and begun working on an induced polarization (IP) survey spanning 37 line-kilometres at Carrizal.

Light Detection and Ranging ("LiDAR") Survey Results at Carrizal

The LiDAR survey is complete and results have been analyzed and interpreted. Previously identified geological structures representing proven mineralized veins were confirmed, and their limits extended in both directions. The detailed analysis of LiDAR data revealed several new zones containing parallel structures near well-documented and previously sampled veins on the Property. Numerous historic excavation pits have also been outlined, indicating the presence of mineralized structures. Previously unknown zones of interest have also been identified, sparking further field work to assess possible mineralization potential.

Highlights

LiDAR analysis has identified several potential features that warrant follow-up exploration and target development, including:

  4 areas of dense historic artisanal workings with little to no previous surface sampling;

  30 veins outlined, including 13 primary veins located near excavation pits having confirmed mineralization from surface sampling, that have been extended along strike beyond previously identified extents, and 17 secondary structures, including faults and potential veins that can be developed into more advanced targets with field testing;

  4 new target areas highlighted by a combination of newly identified structures with high potential for ore mineralization, and/or by the density of historic artisanal workings.

The LiDAR  survey, especially in an arid environment with minimal vegetation, provides a high-resolution, georeferenced digital elevation model (DEM) dataset that enhances the visibility of subtle geomorphological structures aiding in identification of minor faults and fine veining. Owing to minimal vegetation cover and limited soil development typical of desert terrains, LiDAR data allow for precise mapping of subtle topographic features, such as fault scarps, lineaments, paleochannels, lithological contacts, alteration zones, historic workings and other human activity which may not be readily discernible through conventional aerial photography or ground reconnaissance. Subtle structures revealed in high-resolution LiDAR surveys demonstrate the immense potential to identify previously unknown structures that may represent fine faults and ore fluid pathways.

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 555 Vancouver, BC, V6E 4A4

Figure 1 - LiDAR interpreted primary and secondary veins with copper samples

Figure 2 - LiDAR interpreted primary and secondary veins with gold samples

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 555 Vancouver, BC, V6E 4A4

Figure 3 - New exploration targets using LiDAR interpretation, highlighting areas of relatively under sampled ground with dense vein concentration.

Red Metal Resources President and CEO, Caitlin Jeffs, stated, "LiDAR analysis and interpretation, in conjunction with previous surface observations and sampling, has successfully identified new vein sets and extensions to previously delineated mineralized veins. New targets are being developed from this exploration work, strengthening the potential for further copper, gold, and cobalt mineralization to be discovered."

Next Steps
The next steps to further develop the priority targets at Carrizal:

  IP survey, including 3D inversions of chargeability and resistivity data to complement LiDAR and mapping, generating both surface and subsurface targets.

  Drill Planning: Results will be used to generate a drill program targeting the expansion of previously drilled targets, along with newly developed targets.  The combined information from the LiDAR structural interpretation, surface grab sampling and IP survey outlining potential sulfide mineralization up to 500 m depth will be incorporated into high confidence drill targets.

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 555 Vancouver, BC, V6E 4A4

Qualified Person

The technical content of this news release has been reviewed and approved by Caitlin Jeffs, P. Geo, who is a Qualified Person ("QP") as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing clean energy and strategic minerals projects. The Company's current portfolio includes the Company's Chilean projects, located in the prolific Candelaria Iron Oxide Copper-Gold (IOCG) belt of Chile's coastal Cordillera, as well as the 100% owned Ville Marie claims in Quebec, Canada.

Red Metal is quoted on the Canadian Securities Exchange under the symbol RMES, on the OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF, and on the Frankfurt Stock Exchange under the symbol I660.

For more information, please visit www.redmetalresources.com.

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, President & CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com

Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific, and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to the ability to raise adequate financing, receipt of required approvals, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 555 Vancouver, BC, V6E 4A4

Neither the Canadian Securities Exchange nor the Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.